UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On April 28, 2021, Farmmi, Inc., a Cayman Islands corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 140,000,000 ordinary shares of the Company, par value $0.001 per share, at a public offering price of $0.30 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 21,000,000 ordinary shares solely to cover over-allotments, if any. The Company expected to receive approximately $44.1 million in net proceeds from the Offering (including the net proceeds from the exercise of the over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-255387) declared effective by the Securities and Exchange Commission on April 28, 2021, an abbreviated registration statement on Form F-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”) (File No. 333-255590) effective upon filing on April 28, 2021, and a prospectus dated April 28, 2021.

The Underwriting Agreement contains customary representations, warranties and covenants of the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including liabilities under the Securities Act, and termination and other provisions customary for transactions of this nature. All of the Company’s executive officers and directors have also agreed not to sell or transfer any securities of the Company held by them for a period of 60 days, from the closing of the Offering, subject to limited exceptions.

The above description of the Underwriting Agreement is qualified in its entirety by the Underwriting Agreement, which is attached to this report as Exhibit 1.1 and is incorporated herein by reference. A copy of the opinion of Campbells LLP, as legal counsel to the Company, relating to the legality of the issuance and sale of the shares in the Offering is attached hereto as Exhibit 5.1.

On April 28, 2021, the Company issued a press release announcing that it had priced the Offering, which press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

On May 3, 2021, the Company closed its previously announced underwritten public Offering of 161,000,000 ordinary shares, including 21,000,000 ordinary shares issued upon the Underwriter’s exercise of the over-allotment option in full. In connection with the closing, the Company issued a press release announcing the closing of the Offering. A copy of the press release is included as Exhibit 99.2 to this report and is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-254036, No. 254397 and No. 333-228677) and Form S-8 (File No. 333-224463).

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Farmmi, Inc. and Aegis Capital Corp, dated April 28, 2021
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Farmmi, Inc. Prices $42.0 Million Upsized Underwritten Public Offering of Ordinary Shares,” dated April 28, 2021
99.2	Press release titled: “Farmmi, Inc. Closes $48.3 Million Upsized Underwritten Public Offering of Ordinary Shares Including Exercise of the Over-Allotment,” dated May 3, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: May 3, 2021	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer